SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL OF THE BOARD OF DIRECTORS FOR INCREASE IN CAPITAL STOCK AND UPDATE OF ARTICLE 5 OF THE COMPANY'S BYLAWS

Considering that:

1. there are non-capitalized profit retentions, held in reserve in the Company's equity, that correspond to the appropriations of the profits for the years 2009 to 2013;

2. the use of the profit retention reserve is anticipated by the capital budget, previously approved by the General Meeting, after having been submitted to the Management bodies, in compliance with paragraph 1 of Article 196 of Law no. 6,404, of December 15, 1976;

3. such profit retention was effectively used through the application of the Company's own resources in its investment program;

4. the limit for the profit retention reserve is the value of the Company's capital stock, as established in Article 199 of Law 6,404, of December 15, 1976;

5. the percentage ratio between the Company's profit retention reserve and the capital stock shows that the Company is about to exceed the above-mentioned legal limit, through profit retention reserve to be built when the net profit for fiscal year 2019 is allocated;

the Board of Executive Officers decided to submit for resolution by the General Meeting, through the Board of Directors - after hearing the Audit Committee - a proposal to increase the capital stock, in the amount of R$ 2,890,000,000.00 (two billion, eight hundred and ninety million reais), through the incorporation of the remaining balance of the 2009 retention (43.11%) and of the total retention for 2010, 2011 and 2012, as well as 95.68% of the retention of 2013, for numerical rounding purposes.

In view of such assumptions, the historical composition of said reserves, as per Appendix I, is as follows:

1.      2009  -     R$312,853,686.14

2.      2010  -     R$760,073,990.61

3.      2011  -     R$782,026,039.21

4.      2012  -     R$498,743,683.82

5.      2013  -     R$536,302,600.22

    R$2,890,000,000.00

Being such amounts are used for the capitalization proposed herein, the balance of the retained earnings reserves shall be three billion, five hundred and thirty-six million, seven hundred and forty thousand, and forty cents), corresponding to 4.32% of the retention of the fiscal year of 2013 and 100% of the withholdings for the years 2014 to 2019, based on the assumption of its approval by the 64th Ordinary General Meeting, as established in paragraph 3 of article 176 of Law 6,404, dated 12.15.1976.

The capitalization proposed herein shall not cause a change in the value of the Company's shareholders' equity, therefore, without financial or economic consequences. From a corporate point of view, capitalization of the withholding of profits is due to the application of one of the hypotheses provided for the use of same, as established in the first paragraph of article 196 of Law 6,404, dated 12.15.1976. Withholdings were effectively used in the Company's investment program, whose applications, for comparison purposes, do not take into account the resources of third parties raised for this purpose. It is evidenced the use of own resources, according to the calculation memory shown in Annex II, in the following years and values, respectively:

1.    2010  -     R$694,938,437.84

2.    2011  -     R$1,156,474,897.95

3.    2012  -     R$1,203,076,726.78

4.    2013  -     R$1,682,738,911.76

5.    2014  -     R$1,054,300,671.37

                       R$5,791,529,645.70

In view of the reported facts, it is proposed that the capital stock be increased from R$ 7,910,000,000.00 (seven billion, nine hundred and ten million reais) to R$ 10,800,000,000.00 (ten billion and eight hundred million reais), without modification of the number of shares, as provided for by article 169, paragraph 1, of Law 6,404, of December 15, 1976.

If this proposal for the incorporation of profit retention reserves into capital stock is approved, the text of Article 5 of the Company's Bylaws should be amended, for which following writing is proposed:

Article Underwritten paid up capital is R$10,800,000,000.00 (ten billion and eight hundred million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 328,627 (three hundred and twenty-eight thousand, six hundred and twenty-seven) shares are class “A” shares and 128,295,668 (one hundred twenty-eight million, two hundred ninety-five thousand and six hundred and sixty-eight) shares are class “B”.

We are of the opinion that the foregoing proposals comply with the legal and statutory provisions in force and the interests of the Company and, therefore, merit the full reception of this Board, the Fiscal Council and the General Meeting.

Curitiba, March 28, 2019

DANIEL PIMENTEL SLAVIERO Chief Executive Officer	ANA LETÍCIA FELLER Chief Corporate Management Officer

ADRIANO RUDEK DE MOURA Chief Financial and Investor Relations Officer	VICENTE LOIÁCONO NETO Director of Governance, Risk and Compliance

EDUARDO VIEIRA DE SOUZA BARBOSA Legal and Institutional Relations Officer	CASSIO SANTANA DA SILVA Director of Business Development

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 29, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.